

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

May 10, 2013

Lisa R. Pierce, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036-6797

Re: The Mexico Fund, Inc.
        SEC File Numbers: 333-187869 and 811-2409

Dear Ms. Price:

We have reviewed the registration statement on Form N-2 filed on behalf of The Mexico Fund, Inc. (the "Fund") on April 11, 2013 for the purpose of registering additional shares of common stock. We have the following comments.

General Comments

1. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

4. If the Fund intends to rely on Rule 430A under the Securities Act of1933 to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

5. In the last paragraph on the cover page, please clarify that the exchange rate, as of April 4, 2013, was 12.3060 Mexican pesos per one United States Dollar. Some investors may not be aware that the $ sign is the symbol for both currencies.

DISCLOSURE COMMENTS

Prospectus

The Offer, page 2

6. This section seems to assume that subsequent rights offerings and offerings of additional shares (beyond those registered as part of this particular continuous/delayed offering) may be subsumed under this registration statement by the mere filing of "Prospectus Supplements". Normally, if not included in the initial registration statement, each offering of additional shares and each transferable rights offering must be registered separately on Form N-2 with each registration statement having its own file number under the 1933 Act.   Please advise the staff whether the Fund intends to include additional offerings in this registration statement. If so, we will have additional comments.

Concentration risk, page 6

7. Is there any reason why the "Mexican individual" who has a controlling interest in companies representing over 21.8% of the Mexican Stock Exchange's market capitalization should not be identified by name?

Use of Proceeds, page 11

8. Please change "60 days after the change of the completion of the offering" to "60 days after receipt" in order to be consistent with the "use of proceeds" disclosure on page 2 and because waiting for the completion of a continuous Rule 415 offering would take too long.

THE FUND, page 12

9. In your response letter, please confirm that the Fund has only one class of stock and that it has no long term debt or senior securities outstanding.

MANAGEMENT OF THE FUND

Directors and Officers, page 23

10. Please confirm in your response letter that the Fund is in full compliance with the requirements for fidelity bond coverage for each officer and director as imposed by Rule 17g-1 under the Investment Company Act of 1940.

CUSTODIAN AND TRANSFER AGENT, page 51

11. Please confirm in your response letter that the arrangements with respect to the custody of the Fund's assets outside the United States are in full compliance with the requirements imposed by Rule 17f-5 under the 1940 Act.

PROSPECTUS SUPPLEMENT

12.   Please delete the Prospectus Settlement in your next pre-effective amendment. See Comment 6 above.

.

ACCOUNTING COMMENTS

13. Form N-CSR: Fund Services Agreement – In the notes to financial statements, Note 3 discloses that, under the Fund Services Agreement, the Fund pays the Advisor a monthly fee at the annual rate of 0.11% on the first $600 million of average daily net assets, and 0.09% on the excess over $600 million, with a minimum amount of $450,000 per year. We have estimated that the Fund's average net assets, for the year ended October 31, 2012, were approximately $354 million. Since $354 million multiplied by 0.11% equals $389,400, we would expect the administrative services fee to be the minimum amount under the agreement, $450,000. Please explain why the administrative services fee, for the year ended October 31, 2012, was $460,233.

14. Form N-CSR: Notes to Financial Statements Note 1 – Pursuant to ASU 2011-04, please include information on any transfers between Level 1 and Level 2 of the Fair Value Hierarchy.

15. Form N-2: Fund Expenses – We have estimated that the Fund's management fee is 0.96%. We have estimated that the Fund's administrative fee is 0.13% (using the minimum administrative fee of $450,000). We have estimated that the Fund's other expenses are 0.40%. Each of the expense line items in the fee table in Form N-2 appears low (0.91% management fee, 0.11% administrative fee, and 0.36% other expenses). Please update the fee table with a good faith estimate of the Fund's expenses. In addition, please include the stockholder transaction expenses as well as values in the expense example in a pre-effective amendment for the staff to review.

16. Form N-Q: As required by Article 12.12.8 of Regulation S-X, please include a footnote to the schedule of investments included in Form N-Q that includes the following amounts based on cost for Federal income tax purposes: (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

/s/*John Grzeskiewicz*

John Grzeskiewicz
Senior Counsel

/s/ *Laura Hatch*

Laura Hatch
Senior Staff Accountant